

SUN COMMUNITIES, INC.



















PRESS RELEASE
SECOND QUARTER 2012

NEWS RELEASE
July 26, 2012

Sun Communities, Inc. Reports 2012 Second Quarter Results

Southfield, MI, July 26, 2012 - Sun Communities, Inc. (NYSE: SUI) (the "Company"), a real estate investment trust ("REIT") that owns and operates manufactured housing and recreational vehicle communities, today reported its second quarter results.

Highlights: Three Months Ended June 30, 2012 vs. June 30, 2011

- FFO[(1)] excluding transaction costs incurred in connection with acquisition activity was $0.78 per diluted share and OP Unit ("Share") compared to $0.74 per Share in the second quarter of 2011, an increase of $0.04 per share, or 5.4 percent.
- Same site Net Operating Income ("NOI")[(2)] increased by 5.9 percent.
- Home sales increased by 26.2 percent as compared to 2011.
- Revenue producing sites increased by 410 sites during the quarter bringing total portfolio occupancy to 86.8 percent as compared to 85.0 percent at June 30, 2011.

"Our business is strong and growing stronger. We are positioned well to increase both revenues and occupancy in the core portfolio and recent acquisitions. In 2013 we expect to reach an overall portfolio occupancy of 90%", said Gary A. Shiffman, Chairman and CEO. "Our commitment is to acquire properties to which we can continue to deploy management's strengths and systems to generate additional long-term growth and value", Shiffman added.

Funds from Operations ("FFO")[(1)]

FFO[(1)] increased to $22.7 million, or $0.77 per Share, in the second quarter of 2012 as compared to $16.4 million, or $0.70 per Share, in the second quarter of 2011. Excluding approximately $0.4 million and $1.2 million in transaction costs incurred in connection with acquisition activity during the three months ended June 30, 2012 and 2011, respectively, FFO[(1)] was $23.1 million and $17.5 million, or $0.78 and $0.74 per Share for the three months ended June 30, 2012 and 2011, respectively.

FFO[(1)] increased to $48.4 million, or $1.66 per Share, for the six months ended June 30, 2012 as compared to $35.1 million, or $1.51 per Share, in the six months ended June 30, 2011. Excluding approximately $0.6 million and $1.4 million in transaction costs incurred in connection with acquisition activity during the six months ended June 30, 2012 and 2011, respectively, FFO[(1)] was $49.0 million and $36.5 million, or $1.68 and $1.57 per Share for the six months ended June 30, 2012 and 2011, respectively.

Net Income (Loss) Attributable to Common Stockholders

Net income attributable to common stockholders for the second quarter of 2012 was $1.7 million, or $0.06 per diluted common share, compared with net loss of $(0.9) million, or $(0.04) per diluted common share, for the second quarter of 2011. Net income attributable to common stockholders for the six months ended June 30, 2012 was $7.0 million, or $0.27 per diluted common share, compared with net income of $1.5 million, or $0.07 per diluted common share, for the six months ended June 30, 2011.

Community Occupancy

During the second quarter of 2012, revenue producing sites increased by 410 sites, comprised of 124 sites from properties acquired in 2011 and 2012, and 286 sites from same site communities. This compares to 287 revenue producing sites gained in the second quarter of 2011, all of which were from same site communities. During the six months ended June 30, 2012, revenue producing sites increased by 704 sites, comprised of 271 sites from properties acquired in 2011 and 2012 and 433 sites from same site communities. This compares to an increase of 430 sites during the six months ended June 30, 2011, all of which were from same site communities. Total portfolio occupancy was 86.8 percent at June 30, 2012 as compared to 85.0 percent at June 30, 2011.

Same Site Results

For 136 communities owned throughout 2012 and 2011, second quarter 2012 total revenues increased 4.7 percent and total expenses increased 1.9 percent, resulting in an increase in NOI[2] of 5.9 percent over the second quarter of 2011. For the six months ended June 30, 2012 total revenues increased 5.0 percent and total expenses increased 1.1 percent, resulting in an increase in NOI[2] of 6.6 percent over the six months ended June 30, 2011. Same site occupancy increased to 86.6 percent at June 30, 2012 from 84.5 percent at June 30, 2011.

Home Sales

During the second quarter of 2012, 457 homes were sold, an increase of 95 sales or 26.2 percent from the 362 homes sold during the second quarter of 2011. Rental home sales included in total home sales above totaled 251 and 200 for the second quarters of 2012 and 2011, respectively.

During the six months ended June 30, 2012, 858 homes were sold, an increase of 139 sales or 19.3 percent from the 719 homes sold during the six months ended June 30, 2011. Rental home sales included in total home sales above totaled 469 and 416 for the six months ended June 30, 2012 and 2011, respectively.

Acquisitions

Subsequent to quarter end the Company acquired Blazing Star, a recreational vehicle community with 260 sites located in San Antonio, Texas, for a purchase price of $7.1 million, comprised of $4.1 million of assumed debt and $3.0 million of cash.

Also, the Company entered into two letters of intent with regard to seven high-quality Michigan properties totaling 4,350 sites, with approximate occupancy of 87 percent. The transactions are anticipated to close in the third quarter of 2012.

Five of the properties will be acquired for a total of approximately $86.0 million cash and the assumption of $15.7 million of debt. The Company will also be purchasing certain homes and sales contracts.

For two properties totaling 1,598 sites, Sun will be providing approximately $14.7 to $16.7 million of subordinated mezzanine financing to approximately $43.0 to $45.0 million of senior debt. Contemporaneously, Sun will enter into a Management Agreement on these two properties.

The consummation of these transactions is subject to the execution of definitive agreements and customary closing conditions, including lender approval for the assumption of debt. As a result, there can be no assurances as to the actual closing or the timing of any closing.

"We are extremely pleased at the opportunity to acquire five and manage two of these high quality manufactured housing communities. I have passed by and watched these assets my entire career due to their strategic metropolitan "A" locations. After multiple discussions over a twenty year period, the timing is right and the opportunity has finally presented itself. Given Michigan's strengthening economy and management's skill set, I would expect to see these communities returning to 95% occupancy in the near term by adding 350 incremental revenue producing sites over 12 to 18 months. The high occupancies reflect the fact that these communities have not had any rental increases in the past three to four years and are at below market rents, providing enhanced opportunity for rental growth and strong upside", Shiffman stated.

Guidance

The Company updates 2012 FFO guidance to $3.20 – $3.27 per Share.

Earnings Conference Call

The Company will release its results on Thursday, July 26, 2012, prior to the opening of the market. A conference call to discuss second quarter operating results will be held on Thursday, July 26, 2012 at 11:00 A.M. (EST). To participate, call toll-free 877-941-8609. Callers outside the U.S. or Canada can access the call at 480-629-9692. A replay will be available following the call through August 9, 2012, and can be accessed toll-free by calling 800-406-7325 or by calling 303-590-3030. The Conference ID number for the call and the replay is 4545911. The conference call will be available live on Sun Communities website www.suncommunities.com. Replay will also be available on the website.

Sun Communities, Inc. is a REIT that currently owns and operates a portfolio of 163 communities comprising approximately 56,180 developed sites.

For more information about Sun Communities, Inc., please visit our website at www.suncommunities.com.

Contact

Please address all inquiries to our investor relations department, at our website www.suncommunities.com, by phone (248) 208-2500, by facsimile (248) 208-2645 or by mail Sun Communities, Inc. Investor Relations, 27777 Franklin Road, Southfield, MI 48034.

(1) Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (loss) (computed in accordance with generally accepted accounting principles "GAAP"), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets, impairment and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net loss. Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful. FFO is computed in accordance with the Company's interpretation of standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than the Company.

Because FFO excludes significant economic components of net income (loss) including depreciation and amortization, FFO should be used as an adjunct to net income (loss) and not as an alternative to net income (loss). The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income (loss) as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure.

(2) Investors in and analysts following the real estate industry utilize NOI as a supplemental performance measure. NOI is derived from revenues minus property operating expenses and real estate taxes. NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (loss) (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income (loss) is the most directly comparable GAAP measurement to NOI. Net income (loss) includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that NOI is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization, interest expense, and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

Forward Looking Statements
This press release contains various "forward-looking statements" within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. Forward-looking statements can be identified by words such as "will," "may," "could," "expect," "anticipate," "believes," "intends," "should," "plans," "estimates," "approximate", "guidance" and similar expressions in this press release that predict or indicate future events and trends and that do not report historical matters.

These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks, uncertainties, and other factors, some of which are beyond our control. These risks, uncertainties, and other factors may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include national, regional and local economic climates, the ability to maintain rental rates and occupancy levels, competitive market forces, changes in market rates of interest, the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those risks and uncertainties referenced under the headings entitled "Risk Factors" contained in our 2011 Annual Report, and the Company's other periodic filings with the Securities and Exchange Commission.

The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward- looking statements made herein to reflect changes in the Company's assumptions, expectations of future events, or trends.

Consolidated Balance Sheets
(in thousands, except per share amounts)

		(Unaudited) June 30, 2012		December 31, 2011
ASSETS				
Investment property, net	$	1,236,337	$	1,196,606
Cash and cash equivalents		4,499		5,857
Inventory of manufactured homes		4,396		5,832
Notes and other receivables		121,908		114,884
Other assets		45,179		44,795
TOTAL ASSETS	$	1,412,319	$	1,367,974
LIABILITIES				
Debt	$	1,286,156	$	1,268,191
Lines of credit		24,631		129,034
Other liabilities		71,673		71,404
TOTAL LIABILITIES	$	1,382,460	$	1,468,629
Commitments and contingencies				
STOCKHOLDERS' EQUITY (DEFICIT)				
Preferred stock, $0.01 par value, 10,000 shares authorized, none issued	$	—	$	—
Common stock, $0.01 par value, 90,000 shares authorized (June 30, 2012 and December 31, 2011, 28,273 and 23,612 shares issued, respectively)		283		236
Additional paid-in capital		714,052		555,981
Accumulated other comprehensive loss		(735)		(1,273)
Distributions in excess of accumulated earnings		(644,220)		(617,953)
Treasury stock, at cost (June 30, 2012 and December 31, 2011, 1,802 shares)		(63,600)		(63,600)
Total Sun Communities, Inc. stockholders' equity (deficit)		5,780		(126,609)
Noncontrolling interests:				
A-1 preferred OP units		45,548		45,548
Common OP units		(21,469)		(19,594)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)		29,859		(100,655)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	1,412,319	$	1,367,974

Consolidated Statements of Operations
(in thousands, except per share amounts)

		Three Months Ended June 30,		Six Months Ended June 30,	
		2012	**2011**	**2012**	**2011**
REVENUES					
Income from real property	$	61,507 $	52,264 $	125,803 $	106,100
Revenue from home sales		11,439	8,146	21,052	16,381
Rental home revenue		6,511	5,427	12,802	10,757
Ancillary revenues, net		92	109	355	403
Interest		2,655	2,291	5,060	4,359
Other income (loss), net		175	25	435	(24)
Total revenues		82,379	68,262	165,507	137,976
COSTS AND EXPENSES					
Property operating and maintenance		17,168	13,994	33,194	27,452
Real estate taxes		4,936	4,098	9,808	8,213
Cost of home sales		8,971	6,401	16,744	12,892
Rental home operating and maintenance		4,148	3,754	7,972	7,427
General and administrative - real property		5,182	4,833	10,240	9,311
General and administrative - home sales and rentals		2,238	1,952	4,447	3,925
Acquisition related costs		423	1,151	587	1,400
Depreciation and amortization		21,067	18,121	40,935	34,800
Interest		16,781	15,225	33,578	30,631
Interest on mandatorily redeemable debt		833	829	1,674	1,655
Total expenses		81,747	70,358	159,179	137,706
Income (loss) before income taxes and distributions from affiliates		632	(2,096)	6,328	270
(Provision) benefit for state income taxes		(53)	259	(106)	128
Distributions from affiliates		1,900	850	2,650	1,200
Net income (loss)		2,479	(987)	8,872	1,598
Less: Preferred return to A-1 preferred OP units		579	51	1,158	51
Less: Amounts attributable to noncontrolling interests		237	(148)	674	37
Net income (loss) attributable to Sun Communities, Inc. common stockholders	$	1,663 $	(890) $	7,040 $	1,510
Weighted average common shares outstanding:					
Basic		26,469	21,090	26,028	21,068
Diluted		26,485	21,090	26,045	23,146
Earnings (loss) per share:					
Basic	$	0.06 $	(0.04) $	0.27 $	0.07
Diluted	$	0.06 $	(0.04) $	0.27 $	0.07
Dividends per common share:	$	0.63 $	0.63 $	1.26 $	1.26

Reconciliation of Net Income (Loss) to FFO[1]

(in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2012	2011	2012	2011
Net income (loss) attributable to Sun Communities, Inc. common stockholders	$ 1,663	$ (890)	$ 7,040	$ 1,510
Adjustments:				
Preferred return to A-1 preferred OP units	579	51	1,158	51
Amounts attributable to noncontrolling interests	237	(148)	674	37
Depreciation and amortization	21,318	18,448	41,433	35,467
Benefit for state income taxes [3]	—	(398)	—	(407)
Gain on disposition of assets, net	(1,101)	(710)	(1,897)	(1,518)
Funds from operations ("FFO") [1]	22,696	16,353	48,408	35,140
Adjustments:				
Acquisition related costs	423	1,151	587	1,400
Funds from operations excluding acquisition costs	$ 23,119	$ 17,504	$ 48,995	$ 36,540
Weighted average common shares outstanding:	26,469	21,090	26,028	21,068
Add:				
OP Units	2,071	2,075	2,072	2,077
Restricted stock	—	238	—	—
Common stock issuable upon conversion of A-1 preferred OP units	1,111	98	1,111	49
Common stock issuable upon conversion of stock options	16	17	17	9
Weighted average common shares outstanding - fully diluted	29,667	23,518	29,228	23,203
Funds from operations per share - fully diluted	$ 0.77	$ 0.70	$ 1.66	$ 1.51
Funds from operations per Share excluding acquisition costs - fully diluted	$ 0.78	$ 0.74	$ 1.68	$ 1.57

(3) The state income tax benefit for the period ended June 30, 2011 represents the reversal of the Michigan Business Tax expense previously excluded from FFO in a prior period.

Statement of Operations – Same Site
(in thousands except for Other Information)

	Three Months Ended June 30,				Six Months Ended June 30,			
	2012	**2011**	**Change**	**% Change**	**2012**	**2011**	**Change**	**% Change**
REVENUES:								
Income from real property	$51,071	$48,799	$2,272	4.7 %	$104,415	$ 99,463	$ 4,952	5.0 %
PROPERTY OPERATING EXPENSES:								
Payroll and benefits	3,942	3,902	40	1.0 %	7,749	7,693	56	0.7 %
Legal, taxes, & insurance	602	841	(239)	(28.4)%	1,185	1,542	(357)	(23.2)%
Utilities	2,786	2,784	2	0.1 %	5,770	5,915	(145)	(2.5)%
Supplies and repair	2,643	2,283	360	15.8 %	4,171	3,726	445	11.9 %
Other	1,208	1,121	87	7.8 %	2,700	2,341	359	15.3 %
Real estate taxes	4,076	4,039	37	0.9 %	8,124	8,154	(30)	(0.4)%
Property operating expenses	15,257	14,970	287	1.9 %	29,699	29,371	328	1.1 %
NET OPERATING INCOME ("NOI")[2]	$35,814	$33,829	$1,985	5.9 %	$ 74,716	$ 70,092	$ 4,624	6.6 %

	As of June 30,		
	2012	**2011**	**Change**
OTHER INFORMATION			
Number of properties	136	136	—
Developed sites	47,782	47,677	105
Occupied sites [4]	39,663	38,928	735
Occupancy % [4][5]	86.6%	84.5%	2.1%
Weighted average monthly rent per site [6]	$ 432	$ 420	$ 12
Weighted average monthly rent per site - Permanent RV [6]	$ 434	$ 425	$ 9
Sites available for development	5,255	5,439	(184)

[4] Occupied sites and occupancy % include manufactured housing and permanent recreational vehicle sites, and exclude seasonal recreational vehicle sites.

[5] Occupancy % excludes completed but vacant expansion sites.

[6] Weighted average rent pertains to manufactured housing and permanent recreational vehicle sites and excludes seasonal recreational vehicle sites.

Rental Program Summary

(in thousands except for *)

	Three Months Ended June 30,				Six Months Ended June 30,			
	2012	2011	Change	% Change	2012	2011	Change	% Change
REVENUES:								
Rental home revenue	$ 6,511	$ 5,427	$ 1,084	20.0%	$ 12,802	$ 10,757	$ 2,045	19.0%
Site rent included in income from real property	9,482	7,745	1,737	22.4%	18,527	15,317	3,210	21.0%
Rental program revenue	15,993	13,172	2,821	21.4%	31,329	26,074	5,255	20.2%
EXPENSES:								
Commissions	545	472	73	15.5%	1,078	944	134	14.2%
Repairs and refurbishment	2,033	1,785	248	13.9%	3,879	3,591	288	8.0%
Taxes and insurance	828	815	13	1.6%	1,633	1,551	82	5.3%
Marketing and other	742	682	60	8.8%	1,382	1,341	41	3.1%
Rental program operating and maintenance	4,148	3,754	394	10.5%	7,972	7,427	545	7.3%
NET OPERATING INCOME ("NOI") [2]	$ 11,845	$ 9,418	$ 2,427	25.8%	$ 23,357	$ 18,647	$ 4,710	25.3%

Occupied rental home information as of June 30, 2012 and 2011:

					2012	2011	Change	% Change
Number of occupied rentals, end of period*					7,699	6,444	1,255	19.5%
Investment in occupied rental homes					$ 264,956	$ 213,602	$ 51,354	24.0%
Number of sold rental homes*					469	416	53	12.7%
Weighted average monthly rental rate*					$ 767	$ 747	$ 20	2.7%

Acquisitions Summary
(amounts in thousands except for statistical data)

	Three Months Ended June 30, 2012		Six Months Ended June 30, 2012	
REVENUES:				
Income from real property	$	7,139	$	14,733
Revenue from home sales		492		863
Rental home revenue		353		552
Total revenues		7,984		16,148
COSTS AND EXPENSES:				
Property operating and maintenance		2,689		4,965
Real estate taxes		859		1,683
Cost of home sales		408		698
Rental home operating and maintenance		128		223
Total expenses		4,084		7,569
NET OPERATING INCOME ("NOI") [2]	$	3,900	$	8,579
Home sales volume :				
Pre-Owned Homes		15		42

	As of June 30, 2012
Other information:	
Number of properties	26
Developed sites	8,073
Occupied sites [4]	5,438
Occupancy % [4][5]	86.6%
Weighted average monthly rent per site [6]	$ 376
Occupied rental home information :	
Number of occupied rentals, end of period	429
Investment in occupied rental homes *(in thousands)*	$ 15,448
Number of sold rental homes	7
Weighted average monthly rental rate	$ 814